

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

Marc Stad
Chief Executive Officer
Dragoneer Growth Opportunities Corp. II
One Letterman Drive
Building D, Suite M500
San Francisco, CA 94129

>   **Re: Dragoneer Growth Opportunities Corp. II**
>   **Registration Statement on Form S-4**
>   **Filed September 29, 2021**
>   **File No. 333-259894**

Dear Mr. Stad:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Registration Statement on Form S-4

Risks Relating to the Business Combination and Dragoneer, page 114

1.   We note your response to comment 4 and reissue the comment. Please include a risk factor explaining how the process for acquiring the private company, Cvent, differs from that of a traditional underwritten IPO as well as the reasoning behind your belief that the absence of due diligence by an underwriter does not create a material risk.

Results of Operations
Comparison of Three Months Ended June 30, 2021 and 2020 , page 291

2.   We have reviewed your response to prior comment 12. Please address the following items:

- We note your revised disclosures to Event Cloud revenue. It remains unclear what impact your new virtual product, Attendee Hub, as well as the suspension of in-person meetings and events had on your Event Cloud revenue period over period. As such, your current disclosures appear to obscure the ability of the reader to identify the material sources of the change. Tell us your consideration of disclosing the change in number of customers period over period. Refer to Section III.D of SEC Release No. 33-6835. Similar concerns apply to your disclosures on pages 297 and 302.
- Expand your Hospitality Cloud revenue disclosure to include more of the information you have provided in response to the second bullet point.
- Expand your disclosure to explain why you are unable to break out cost of revenue, including the response to the third bullet point.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Holden